_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 18 August 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	18 August 2004
Number	26/04

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2004

  Record EBITDA, EBIT and attributable profit.

  EBITDA (excluding exceptional items), up 40.0% to US$7.5 billion and EBIT (excluding exceptional items), up 57.7% to US$5.5 billion.

  Attributable profit (excluding exceptional items) of US$3.5 billion, an increase of 82.8% and basic earnings per share (excluding exceptional items) of 56.4 US cents, up 82.5%.

  Including other efficiency gains, the total merger benefits and cost savings target of US$770 million was exceeded, 12 months ahead of schedule.

  Available cash flow (after interest and tax) increased to US$5.2 billion, up 45.6%.

  Increased production for all major minerals commodities, natural gas and LPG, with record production rates for eight major products.

  Seven projects commissioned during the current year. A further 14 major projects currently under development.

  Final dividend of 9.5 US cents declared (a 26.7% increase above the 2003 final dividend), bringing the full year dividend to 26.0 US cents per share.

  Board approves up to US$2 billion capital management programme.

Year ended 30 June	2004 US$M	2003 US$M	Change
Turnover (1)	24 943	17 506	42.5%
EBITDA (1) (2) (3)	7 506	5 363	40.0%
EBIT (1) (2) (3)	5 488	3 481	57.7%
Attributable profit (excluding exceptional items) (1)	3 510	1 920	82.8%
Attributable profit (including exceptional items) (1)	3 379	1 901	77.7%
Available cash flow (4)	5 235	3 596	45.6%
Basic earnings per share (excluding exceptional items) (US cents) (1)	56.4	30.9	82.5%
Basic earnings per share (including exceptional items) (US cents) (1)	54.3	30.6	77.5%
EBITDA interest coverage (times) (1) (2) (3) (5)	21.1	13.3	58.6%
Dividend per share (US cents) (6)	26.0	14.5	N/C

(1) Including the Group's share of joint ventures and associates.

(2) Excluding exceptional items.

(3) Throughout this report, EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation, impairments and amortisation of US$2,018 million (comprising Group depreciation, impairments and amortisation of US$1,867 million and joint venture and associate depreciation, impairments and amortisation of US$151 million) for the year ended 30 June 2004 and US$1,882 million (comprising Group depreciation, impairments and amortisation of US$1,721 million and joint venture and associate depreciation, impairments and amortisation of US$161 million) for the year ended 30 June 2003. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Available cash flow is operating cash flow including dividends from joint ventures and associates and after net interest and tax.

(5) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt.

(6) Three dividends were declared for the year ended 30 June 2004, compared to two dividends declared for the year ended 30 June 2003, as a result of the Group's decision to realign dividend declaration dates to coincide with the announcements of our interim and full year results.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 30 to 31. All references to the corresponding period are to the year ended 30 June 2003.

RESULTS FOR THE YEAR ENDED 30 JUNE 2004

Commentary on the Group Results

Introduction

The Group set new records this year, both in terms of its operations and its financial results. Attributable profit (before exceptional items) increased by 82.8% to US$3.5 billion. Attributable profit (after exceptional items - refer page 4) of US$3.4 billion, was a 77.7% increase from last year's results and production records were set at many operations across our business. This record result is reflective of strong market conditions and the successful execution of our business strategy. Since the creation of BHP Billiton, we have consistently focused on maximising the operating performance of our world class assets and reducing costs and improving the efficiencies of our businesses. We have utilised the growing cash flows generated from these businesses to invest in value accretive organic growth projects which have enabled us to benefit from the market conditions we are now experiencing.

Record production volumes were achieved at a number of our businesses as seven new projects came on stream and other projects ramped up to full production. Our Operating Excellence initiatives also contributed to the increased production, allowing us to take full advantage of strong market demand. Western Australian iron ore, Queensland coal and Groote Eylandt manganese (all Australia) operations produced record volumes of iron ore, coking coal and manganese ore, respectively. Escondida (Chile) produced record copper volumes, Cannington (Australia) produced record silver volumes and Ekati (Canada) achieved record diamond volumes. Record alumina, aluminium, nickel and natural gas volumes were also achieved during the current year.

Including other efficiency gains of US$70 million and US$115 million of additional cost savings achieved during the year, the total benefits since the merger reached US$780 million. This exceeds, 12 months ahead of schedule, the target set in April 2002 of US$770 million. EBIT margin, excluding exceptional items and third party product sales, improved to 29.8% compared to 24.3% for financial year 2003.

Available cash flow (after interest and tax) for the year was a record US$5.2 billion. This strength in cash flow enabled the continuing development of our project pipeline. The seven projects successfully commissioned during the year required a capital investment of approximately US$1.9 billion. The Board also approved five major projects during the year; the Worsley Development Capital Projects, Escondida Sulphide Leach, Panda Underground, Ravensthorpe Nickel and the Yabulu Extension projects, representing a combined capital expenditure of US$2.2 billion. In total, the Group currently has 14 major growth projects under development, 12 of which are tracking within Board approved budget and schedule. Refer further details on page 8 and 9.

BHP Billiton has consistently stated that the priorities for its cash flow are:

  to finance growth opportunities with attractive rates of return;

  to maintain a capital structure in line with an A credit rating; and

  to return cash to shareholders, either through its progressive dividend policy or by other means.

The Board of BHP Billiton remains committed to demonstrating strong capital discipline whilst ensuring that BHP Billiton is able to finance its strong and growing organic growth pipeline.

Following a review of its current and anticipated cash flows, the Board approved a number of actions associated with capital management activities. The Board has today declared a final dividend of 9.5 US cents per share, an increase of 26.7% over last year's final dividend. This brings the total dividends for the 2004 financial year to 26 US cents per share. Additionally, the Board approved plans to pursue additional capital management initiatives with a target amount of up to US$2 billion. BHP Billiton is currently reviewing various means of returning capital, including the use of share buy-backs, so as to optimise value, with the exact amount and timing of any return being dependent upon market conditions.

The Income Statement

Earnings excluding Exceptional Items

Turnover (including turnover from third party products) rose by 42.5% to US$24,943 million. Turnover from sales of Group product increased by 29.4% to US$18,283 million, mainly due to higher prices for copper, nickel, petroleum products, aluminium, export energy coal, ferrochrome and iron ore, together with increased sales volumes for our major minerals commodities, natural gas and LPG. This was partly offset by lower volumes for petroleum liquids and titanium products. Sales of third party products increased by US$3,278 million to US$6,660 million.

Earnings before interest, tax, depreciation and amortisation, excluding exceptional items, increased by 40.0% to US$7,506 million from US$5,363 million in the corresponding period.

Earnings before interest and tax excluding exceptional items were US$5,488 million compared with US$3,481 million in the corresponding period, an increase of 57.7%. This increase was due to higher commodity prices, net benefits from portfolio management activities, higher sales volumes, cost savings and efficiency gains. Offsetting factors were higher A$/US$ and rand/US$ exchange rates, price-linked costs, inflation and exploration costs. Further analysis of the factors affecting turnover and EBIT is set out on page 10 and 11.

Net interest on borrowings and cash fell from US$403 million to US$355 million, principally driven by lower average debt levels and active management of the Group's debt portfolio which has resulted in lower average interest rates. Exchange losses on net debt, mainly relating to the translation of rand denominated debt, were US$133 million compared with losses of US$140 million in the corresponding period.

The tax charge on earnings, excluding exceptional items, was US$1,379 million, representing an effective rate of 27.7%. The underlying effective rate was 26.4% when taking into account the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, mainly attributable to the strengthening of both the rand and Australian dollar against the US dollar during the period. When compared to the UK and Australian statutory tax rate (30%), the underlying effective tax rate benefited 2.0% due to the recognition of tax losses (US$100 million) in the US. In addition, investment incentives, development entitlements and other unbenefited tax losses and tax credits were recognised during the year. These benefits were offset by non-deductible accounting depreciation and amortisation and non-tax effected losses.

Attributable profit excluding exceptional items (after minority interests of US$97 million) was US$3,510 million, an increase of 82.8% from US$1,920 million last year (after minority interests of US$40 million).

Basic earnings per share (excluding exceptional items) were 56.4 US cents per share against 30.9 US cents per share in the corresponding period, an increase of 82.5%.

Exceptional Items

Exceptional items reduced attributable profit by US$131 million (after tax) during the year, as follows.

The Group refined its plans in relation to certain closed operations. This resulted in a charge of US$534 million (US$512 million after tax) comprising:

  At Southwest Copper (US), a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term costs, (including overhead and water management) and an increase in the residual value of certain assets; and,

  At other closed sites, a charge of US$109 million (before a tax benefit of US$22 million), in relation to the Island Copper mine (Canada), the Newcastle steelworks (Australia), the Selbaie copper mine (Canada), and several other smaller sites.

The Group announced it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded an exceptional gain of US$66 million (US$48 million after tax).

BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK Generally Accepted Accounting Principles.

The level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years are no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group has recorded an exceptional tax benefit of US$238 million.

Earnings including Exceptional Items

Attributable profit including exceptional items (after minority interests of US$97 million) was a record at US$3,379 million, an increase of 77.7% from US$1,901 million (after minority interests of US$40 million).

Basic earnings per share, including exceptional items, of 54.3 US cents was also a record, and is 77.5% higher than the 30.6 US cents in the corresponding period.

Cash Flow

Available cash flow (after interest and tax) was a record US$5,235 million.

Total capital and investment expenditure amounted to US$2,624 million, including US$952 million on petroleum projects, and US$1,672 million on minerals and other minor projects. Of the total capital and investment expenditure, sustaining capital expenditure was US$926 million. In addition, exploration expenditure was US$454 million, comprising petroleum exploration of US$340 million and minerals exploration of US$114 million. Disposals of fixed assets, sale of subsidiaries and investments, and repayments of loans by joint ventures generated US$425 million.

Net cash flow before dividend payments was US$2,582 million. Dividends paid in the period were US$1,501 million compared with US$830 million in the corresponding period. Net debt of US$4,769 million at 30 June 2004 represents 24.9% of net debt plus net assets. Net debt comprises US$6,587 million of total debt offset by US$1,818 million of cash, including money market deposits.

Dividends

A final dividend for the year ended 30 June 2004 of 9.5 US cents per share will be paid to shareholders on 22 September 2004. The BHP Billiton Limited dividend will be fully franked for Australian taxation purposes.

A first interim dividend of 8.0 US cents per share was paid on 3 December 2003 and a second interim dividend of 8.5 US cents per share was paid on 5 May 2004. This brings the total dividends declared for the year to 26.0 US cents compared to 14.5 US cents in the prior year. Three dividends were declared for the year ended 30 June 2004 as a result of the Group's decision to realign dividend declaration dates to coincide with the announcements of our interim and full year results. In future years, BHP Billiton will declare an interim dividend at the time of its interim results announcement, and a final dividend at the time of its full year results announcement.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the announcement date are used for conversion, and are detailed below.

The timetable in respect of this dividend will be:

Currency conversion - 16 August 2004

Last day to trade Johannesburg Stock Exchange (JSE) - 27 August 2004

Ex-dividend Australian Stock Exchange (ASX) - 30 August 2004

Ex-dividend Johannesburg Stock Exchange (JSE) - 30 August 2004

Ex-dividend London Stock Exchange (LSE) - 1 September 2004

Record - 3 September 2004

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for both the BHP Billiton Limited ADSs and BHP Billiton Plc ADSs is 3 September 2004.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 30 August 2004 and 3 September 2004.

The following table details the exchange rates applicable for conversion of the dividend payable on 22 September 2004:

Dividend 9.5 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.717885	13.233317
British pence	1.842750	5.155338
South African cents	6.500350	61.75332
New Zealand cents	0.664906	14.287734

Merger Benefits, Cost Savings and Efficiency Gains

As of 30 June 2004, including other efficiency gains of US$70 million, the Group had achieved total merger benefits, additional cost savings and efficiency gains of US$780 million. Cost savings of US$115 million during the year were driven by the continuation of our Operating Excellence program, strategic sourcing and marketing initiatives. The additional efficiency gains of US$70 million came from items that to date have not been counted towards the original cost savings target.

These programs and initiatives have been embedded in the way the BHP Billiton Group does business. As a result, we expect to see continued improvements in future periods, although there is growing pressure on input costs based on the current strong demand environment.

Capital Management

In November 2003, Standard & Poor's upgraded the Group's long term credit rating from A to A+, and in May 2004, Moody's Investors Service changed the Group's outlook from A2 (stable) to A2 (positive). The benefit of a diversified portfolio, strong financial performance, disciplined financial policies, the integration of the Group's operations following the merger and the lengthening track record in successfully executing our substantial growth projects underpinned our continued positive ratings performance.

In addition, the Group has announced a capital management program as outlined in further detail on page 2.

Portfolio Management

A number of portfolio management activities were finalised during the current year. Sales of non-core assets, including the sale of our interest in the Highland Valley Copper mine (Canada) and the Robinson copper/gold mine (US) by Base Metals, the sale of our interest in Mamore (Bolivia) by Petroleum, sale of a non-core royalty interest by Diamonds and Specialty Products, and sales of non-core mineral rights by Stainless Steel Materials, generated total proceeds of US$277 million.

Outlook

The global economy has been experiencing a significant increase in growth with synchronised demand increases in many economies. Of particular note has been strong growth in China, Japan and other Asian economies. Recovery in the United States has been an important contributor to global growth and economic activity in Europe has been experiencing a steady recovery from a relatively low base.

The Chinese government has taken steps to control excessive growth in certain areas of the economy. As a result, China's economy is expected to ease modestly from current near double-digit growth rates. The efforts to slow demand growth did have an impact on certain materials prices in the second calendar quarter of 2004. However, given that the government remains committed to reform, infrastructure provision and economic growth, China is expected to remain a large and sustainable consumer of raw materials and resources in coming years. As in any economic cycle, we expect the rate of growth will vary from period to period, although we do not see this altering the course of long-term growth and development.

While recent GDP and job growth statistics in the United States have been disappointing, we continue to see solid demand for metals through our US metals distribution business. Raw material demand in Europe has continued to increase as economic activity has picked up. Physical premia in Europe for some non-ferrous metals are currently exceeding the premia in Asia, indicating the strengthening activity in this market.

In general terms, synchronised world growth, China's strong demand growth and relatively low inventory levels have been instrumental in driving commodity prices to their highest levels in several years. In certain areas, this has been exacerbated by supply disruptions and physical infrastructure constraints.

These factors suggest that commodity prices could be sustained at higher levels than experienced in recent years. However, stronger commodity prices will in turn act as an inducement to new supply, which should bring supply and demand fundamentals back towards balance over the medium term.

BHP Billiton is well placed to exercise the growth options within our portfolio and increase production capacity for many commodities currently in short supply. Many of these expansions can be brought to market quickly and at low cost, and will be profitable not only in today's strong demand environment, but throughout the economic cycle. This is a key competitive advantage. BHP Billiton's combination of strong, stable cash flow and extensive organic growth opportunities ensure that we will be able to take full advantage of continued global economic growth and any sustained demand for raw materials. We will also continue to look opportunistically at acquisitions where these fit our business strategy and add value to the BHP Billiton Group.

Annual General Meetings

The Annual General Meeting of BHP Billiton Limited will be held at the Sydney Convention and Exhibition Centre, Darling Harbour, Sydney, on Friday 22 October 2004 commencing at 11:00 am. The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Thursday 25 November 2004 commencing at 10:30 am. The Annual Report and details of the business to be conducted at the meetings will be mailed to shareholders in late September 2004.

Growth Projects

Seven projects reached the commissioning stage during the current period. With costing yet to be finalised on some of those projects, total capital expenditure throughout the development phase of these projects was approximately US$1,857 million, which is US$80 million or 4.1% below budget.

Completed projects
Customer Sector Group	Project	Production (1)	Capital expenditure (US$ million) (1)		Date of initial production (2)
			Budget	Actual	Target	Actual
Petroleum	Ohanet (Algeria) BHP Billiton - 45%	21,150 barrels of oil equivalent per day	464	464 (3)	Q4 2003	Q4 2003
Aluminium	Hillside 3 (South Africa) BHP Billiton - 100%	132,000 tonnes per annum of aluminium metal	449	411	Q2 2004	Q4 2003
Carbon Steel Materials	Products & Capacity Expansion (Australia) BHP Billiton - 85%	Increase export capacity to 100 million tonnes per annum of iron ore (100%)	299	270 (3)	Q2 2004	Q1 2004
	Area C (Australia) BHP Billiton - 85%	12.75 million tonnes per annum of iron ore	181	171	Q4 2003	Q3 2003
	WA iron ore Accelerated Expansion (Australia) BHP Billiton - 85%	Increase system capacity to 100 million tonnes per annum (100%)	83	80	Q2 2004	Q2 2004
Energy Coal	Mt Arthur North (Australia) BHP Billiton - 100%	12.1 million tonnes per annum of saleable energy coal	411	411 (3)	Q4 2003	Q4 2003
	Cerrejon Zona Norte (Colombia) BHP Billiton - 33.3%	28 million tonnes per annum of saleable energy coal by 2008 (100%)	50	50 (3)	Q1 2004	Q1 2004
			1,937	1,857

(1) All references to capital expenditure and production volumes are BHP Billiton's share unless noted otherwise.

(2) References to quarters and half years are based on calendar years.

(3) Total project costs yet to be finalised. Share of actual capital expenditure is indicative only.

There are 14 major projects under development (defined as BHP Billiton capital expenditure share of greater than US$100 million). Full details on these are given in the quarterly Exploration and Development Report, released on Friday 28 July 2004.

Projects approved during the year
Customer Sector Group	Project	Production (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Aluminium	Worsley Development Capital Projects (Australia) BHP Billiton - 86%	250,000 tonnes per annum (100%) of alumina	165	Q1 2006
Base Metals	Escondida Sulphide Leach (Chile) BHP Billiton - 57.5%	180,000 tonnes of copper cathode per annum (100%)	500	H2 2006
Diamonds and Specialty Products	Panda Underground (Canada) BHP Billiton - 80%	4.7 million carats of high value Panda diamonds over six years (100%)	146	Early 2005
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton - 100%	Up to 50,000 tonnes per annum contained nickel in concentrate	1,050	Q2 2007
	Yabulu Extension (Australia) BHP Billiton - 100%	45,000 tonnes per annum of nickel	350	End 2007
			2,211

(1) All references to capital expenditure and production volumes are BHP Billiton's share unless noted otherwise.

(2) References to quarters and half years are based on calendar years.

Projects currently under development (approved in prior years)
Customer Sector Group	Project	Production (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Mad Dog (US) BHP Billiton - 23.9%	20,700 barrels of oil equivalent per day	335	End 2004
	Atlantis (US) BHP Billiton - 44%	79,200 barrels of oil equivalent per day	1,100	Q3 2006
	ROD (Algeria) BHP Billiton - 36%	28,800 barrels of oil equivalent per day	192	Q4 2004 (3)
	Angostura (Trinidad) BHP Billiton - 45%	45,000 barrels of oil equivalent per day	327	End 2004
	North West Shelf Train 4 (Australia) BHP Billiton - 16.7%	4.2 million tonnes per annum of LNG liquification processing facility (100%)	247	Mid 2004
	Gulf of Mexico Pipelines Infrastructure (US) BHP Billiton - Gas 22%; Oil 25%	Capacities of Oil - 450,000 bbl/day (100%) Gas - 500 million standard cubic feet per day (100%)	100	Q4 2004
	Minerva (Australia) BHP Billiton - 90%	150 terrajoules of gas per day	150 (4)	Q4 2004 (4)
Base Metals	Escondida Norte (Chile) BHP Billiton - 57.5%	Maintain capacity at 1.25 million tonnes per annum of copper (100%)	230	Q4 2005
Carbon Steel Materials	Dendrobium (Australia) BHP Billiton - 100%	5.2 million tonnes per annum of raw met coal (3.6 million tonnes per annum of clean met coal)	170	Mid 2005
			2,851

(1) All references to capital expenditure and production volumes are BHP Billiton's share unless noted otherwise.

(2) References to quarters and half years are based on calendar years.

(3) Following delays in procurement of some equipment and materials, and below expected construction productivity, first oil is now scheduled for Q4 2004 (original target Q1 2004).

(4) Following a review of contractual arrangements relating to the design and construction of the Minerva development, initial production is now expected in Q4 2004 (original target end Q1 2004), and BHP Billiton's share of capital expenditure was increased from US$123 million to US$150 million.

OPERATING REVIEW

EBIT

The following table details the approximate impact of major factors affecting EBIT (excluding exceptional items) for the year ended 30 June 2004 compared with the corresponding period.

US$M
EBIT excluding exceptional items for the year ended 30 June 2003	3 481
Change in volumes	180
Change in sales prices	3 145
Price-linked costs	(325)
Inflation on costs	(300)
Costs	70
New operations	55
Ceased and sold operations	75
Asset sales	60
Exchange rates	(775)
Exploration	(85)
Other items	(93)

EBIT excluding exceptional items for the year ended 30 June 2004	5 488

Volumes

Higher sales volumes of copper, iron ore, aluminium, natural gas, LPG, manganese ore, metallurgical coal and diamonds were partially offset by lower oil and titanium feedstock product volumes. This resulted in a net positive impact on EBIT of approximately US$180 million.

Prices

Higher commodity prices increased EBIT by approximately US$3,145 million with copper, nickel, petroleum products, aluminium, export energy coal, ferrochrome and iron ore prices having significant contributions.

Costs

Higher price-linked costs decreased EBIT by approximately US$325 million, mainly due to increased taxes on petroleum products, and higher LME-linked costs. Inflationary and other input cost pressures, principally in South Africa and Australia, increased costs by approximately US$300 million. These factors were partially offset by favourable operating cost performance of approximately US$70 million.

New operations

New operations increased EBIT by approximately US$55 million mainly due to the commencement of commercial production from the Ohanet wet gas development in Algeria from October 2003.

Ceased and sold operations

Ceased and sold operations had a favourable impact on EBIT of approximately US$75 million. This mainly reflects the impact of divested assets including the Group's petroleum assets in Bolivia, the Alumbrera copper/gold mine in Argentina, and our 33.3% interest in the Highland Valley Copper mine.

Asset sales

Asset sales favourably impacted EBIT by approximately US$60 million mainly due to the sale of non-core assets in the current period, including a non-core royalty interest in December 2003 and sales of non-core mineral rights.

Exchange rates

The unfavourable exchange rate impact on EBIT of US$775 million was primarily due to stronger A$/US$ and rand/US$ average exchange rates on operating costs which had an unfavourable impact on EBIT of approximately US$915 million. The conversion of rand and Australian dollar denominated net monetary liabilities at balance sheet date had a favourable impact of approximately US$65 million on EBIT, which was mainly due to the closing A$/US$ exchange rate appreciating 3.4% during the current period compared with an appreciation of 17.7% in the corresponding period. Gains on legacy A$/US$ currency hedging of US$39 million in the current period had a favourable impact of US$125 million compared to losses of US$86 million in the corresponding period.

Exploration

Exploration expense was approximately US$85 million higher than the prior period. Gross exploration expenditure was US$454 million, comprising petroleum exploration of US$340 million and minerals exploration of US$114 million, compared with US$348 million in the corresponding period.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2004 and the corresponding period (before exceptional items).

Year ended 30 June (US$ Million)	Turnover (1)			EBIT (1)
	2004	2003	Change %	2004	2003	Change %

Petroleum	5 558	3 264	70.3%	1 391	1 178	18.1%
Aluminium	4 432	3 386	30.9%	776	581	33.6%
Base Metals	3 422	1 954	75.1%	1 156	286	304.2%
Carbon Steel Materials	4 857	3 714	30.8%	1 137	1 045	8.8%
Diamonds and Specialty Products	1 710	1 485	15.2%	410	299	37.1%
Energy Coal	2 569	2 089	23.0%	234	198	18.2%
Stainless Steel Materials	1 749	1 106	58.1%	571	150	280.7%
Group and unallocated items (3)	1 796	1 014	77.1%	(187)	(256)	N/A
BHP Billiton Group (2)	24 943	17 506	42.5%	5 488	3 481	57.7%

(1) Turnover and EBIT include trading activities comprising the sale of third party product.

(2) BHP Billiton Group turnover is stated after the elimination of intersegment transactions.

(3) Includes consolidation adjustments, unallocated items and the Group's freight, transport and logistics operations and associated third party activity, much of which are transactions with other Customer Sector Groups.

An explanation of the factors influencing EBIT, including the Group's share of joint ventures and associates, by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$1,391 million, up from US$1,178 million, an increase of 18.1% compared with the corresponding period.

The increase in EBIT was primarily due to stronger prices for crude oil (2004 - US$32.24bbl; 2003 - US$28.14bbl) and natural gas (2004 - US$2.62 per thousand standard cubic feet; 2003 - US$2.21 per thousand standard cubic feet), new production from Ohanet (Algeria) and Boris (US), and a smaller loss on foreign exchange. These factors were partially offset by lower oil volumes, higher price-linked costs and increased exploration expenditure.

The conversion of Australian dollar denominated net monetary liabilities at 30 June 2004, mainly resource rent tax, had a smaller negative impact on EBIT compared to the corresponding period. The prior year was also negatively impacted by a write down of the Group's Bolivian assets, due to a government driven change to fiscal arrangements.

Overall, production of petroleum products on a barrel of oil equivalent basis increased by 1% from 121.8 million barrels to 122.5 million barrels. Oil and condensate production declined by 12% from 65.9 million barrels to 58.0 million barrels, but natural gas production (including LNG) increased by 15% from 281.2 billion cubic feet to 324.3 billion cubic feet. Gross exploration expenditure for the period of US$340 million was US$97 million higher than the corresponding period reflecting increased exploration activity in the Gulf of Mexico (US), Trinidad and Tobago and Western Australia. Due to successful drilling results, the capitalisation rate increased to 46.8% from 36.6% in the corresponding period.

Aluminium

Aluminium contributed EBIT of US$776 million, up from US$581 million, an increase of 33.6% compared with the corresponding period.

The increase in EBIT was mainly attributable to higher realised prices for aluminium and alumina. Average LME aluminium prices increased to US$1,570 per tonne, compared with US$1,360 per tonne in the corresponding period. Higher sales volumes from Mozal 2 (Mozambique) and Hillside 3 (South Africa) following full commissioning in August 2003 and December 2003 respectively, also had a favourable impact on EBIT.

These factors were partially offset by the unfavourable impact on operating costs of strengthening A$/US$, rand/US$ and Brazilian real/US$ average exchange rates, higher LME price-linked costs, increased transportation costs and inflationary pressure in Brazil.

Base Metals

Base Metals contributed EBIT of US$1,156 million, up from US$286 million, an increase of US$870 million compared with the corresponding period.

This increase in EBIT is mainly attributed to higher average realised prices for copper (2004 - US$1.14lb; 2003 - US$0.73lb), silver, lead and zinc. Record production was achieved at Escondida where de-bottlenecking continues as the operation moves towards full capacity. The improvement in the copper market allowed sulphide operations at Tintaya (Peru) to resume in August 2003, returning to full capacity during the current calendar year. Record production was also achieved at Cannington, and production of zinc at Antamina (Peru) was significantly higher.

These factors were partially offset by the unfavourable impact on operating costs of stronger A$/US$ and Chilean peso/US$ average exchange rates, higher operating and maintenance costs at Escondida, and higher production costs at Antamina. The prior year included the results of the Alumbrera mine, which was sold effective April 2003.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$1,137 million, up from US$1,045 million, an increase of 8.8% compared with the corresponding period.

The increase in EBIT was mainly attributable to stronger commodity prices, record production and sales volumes at Western Australian iron ore operations, and higher sales at both Queensland coal and Australian manganese ore operations. Local currency unit cost performance improved at Western Australian iron ore, as a result of ongoing cost efficiency programs and increased production.

The EBIT improvements above were partially offset by the unfavourable impact of stronger A$/US$ and rand/US$ average exchange rates and inflationary pressure on Australian and South African operations compared with the corresponding period. Depreciation charges increased at Western Australian iron ore operations following the completion of the Area C and Products and Capacity Expansion projects, and stripping and demurrage costs were higher at Queensland coal and Western Australian iron ore operations.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$410 million, up from US$299 million, an increase of 37.1% compared with the corresponding period.

The increase in EBIT was mainly attributable to higher realised prices for diamonds and Integris metal products, (a reflection of strong market conditions), profits realised on the sale of a non-core royalty interest (US$37 million), and higher diamond sales volumes.

These factors were partially offset by higher price-linked costs at Integris Metals (US), lower titanium feedstock volumes, higher depreciation charges at Ekati and the unfavourable impact of stronger rand/US$ average exchange rates on operating costs.

Energy Coal

Energy Coal contributed EBIT of US$234 million, up from US$198 million, an increase of 18.2% compared with the corresponding period.

The increase in EBIT was mainly due to improved export prices resulting from strong demand in both the Atlantic and Pacific markets, cost savings driven by integration synergies and business improvement programs at Cerrejon Coal (Colombia), and increased sales volumes from Australian and Colombian operations.

This was partially offset by the unfavourable impact on net operating costs of stronger rand/US$ and A$/US$ average exchange rates, and higher unit costs at Ingwe (South Africa) reflecting lower export sales volumes, higher contractor costs, and South African inflationary pressures. Increased demurrage costs at Ingwe and Hunter Valley (Australia) also had an unfavourable impact on EBIT. In addition, exploration expenditure previously capitalised has been written off.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$571 million, up from US$150 million, an increase of US$421 million compared with the corresponding period.

The increase in EBIT was driven by higher realised prices for nickel (2004 - US$5.49lb; 2003 - US$3.46lb), and ferrochrome. Profits from the sale of mineral rights in South Africa (US$30 million), and record production at nickel operations achieved through ongoing improvement programs at both Cerro Matoso (Colombia) and the QNI Yabulu refinery (Australia), also had a favourable impact on EBIT.

These factors were partially offset by the unfavourable impact on operating costs of stronger rand/US$ and A$/US$ average exchange rates, higher price-linked ore supply costs to the QNI Yabulu refinery and higher royalties at Cerro Matoso. In addition, increased shipping costs, higher oil and coking coal prices, and inflationary pressures in South Africa had an unfavourable impact on EBIT.

Group and Unallocated Items

Net corporate operating costs, excluding gains and losses from legacy A$/US$ currency hedging and other exchange impacts, were US$258 million, a decrease of US$9 million compared to US$267 million in the corresponding period. The underlying decrease in costs was partially offset by the impact of asset sales and other one-off items in the corresponding period.

Gains on legacy A$/US$ currency hedging were approximately US$39 million during the current period, compared with losses of approximately US$86 million in the corresponding period.

FINANCIAL INFORMATION

Contents
Consolidated Profit and Loss Account	17

Consolidated Balance Sheet	19

Consolidated Statement of
Total Recognised Gains and Losses	19

Consolidated Statement of Cash Flows	20

Notes to the Financial Information	22

The financial information in this document for the year ended 30 June 2004 is unaudited, has been derived from the draft financial statements of BHP Billiton Plc and does not constitute the statutory accounts of BHP Billiton Plc for that year.

The financial information set out on pages 17 to 29 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2003 except for the change in accounting policy for employee share awards described in Note 1. Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

In the opinion of the Directors, the financial information for the year ended 30 June 2004 presents fairly the financial position, results of operations and cash flows for the year in conformity with UK generally accepted accounting principles (GAAP). The financial information for the year ended 30 June 2003 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the UK Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts for the year ended 30 June 2003 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985. The statutory accounts for the year ended 30 June 2004 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the UK Registrar of Companies following the Annual General Meeting.

The combined results for the year ended 30 June 2004, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission in respect of dual listed companies, except for the impact of accounting for deferred taxation. Financial results prepared in accordance with Australian GAAP are provided on page 30 to 31.

Consolidated Profit and Loss Account

For the year ended 30 June 2004
		Year ended 30 June 2004
		Excluding exceptional items	Exceptional items (Note 2)	Total
	Notes	US$M	US$M	US$M
Turnover (including share of joint ventures and associates) Group production Third party products	3	18 283 6 660	- -	18 283 6 660
less Share of joint ventures' and associates' turnover included above	3	24 943 (2 056)	- -	24 943 (2 056)
Group turnover		22 887	-	22 887
Net operating costs	2	(17 960)	66	(17 894)
Group operating profit		4 927	66	4 993
Share of operating profit of joint ventures and associates		425	-	425
Operating profit (including share of profit of joint ventures and associates)		5 352	66	5 418
Comprising: Group production Third party products	3	5 319 33	66 -	5 385 33
		5 352	66	5 418
Income from other fixed asset investments		35	-	35
Profit on sale of fixed assets		95	-	95
Profit on sale of operations		6	-	6
Loss on sale of discontinued operations (a)	2	-	-	-
Loss on termination of operations (b)	2	-	(534)	(534)
Profit/(loss) before net interest and similar items payable and taxation		5 488	(468)	5 020
Net interest and similar items payable
Group	4	(407)	-	(407)
Joint ventures and associates	4	(95)	-	(95)
Profit/(loss) before taxation	3	4 986	(468)	4 518
Taxation	2	(1 379)	337	(1 042)
Profit/(loss) after taxation		3 607	(131)	3 476
Equity minority interests		(97)	-	(97)
Profit/(loss) for the financial year (attributable profit)		3 510	(131)	3 379
Dividends to shareholders	5	(1 617)	-	(1 617)
Retained profit/(loss) for the financial year		1 893	(131)	1 762
Earnings per ordinary share (basic) (US cents)	6	56.4	(2.1)	54.3
Earnings per ordinary share (diluted) (US cents)	6	56.2	(2.1)	54.1
Dividend per ordinary share (US cents)				26.0

Consolidated Profit and Loss Account continued

		Year ended 30 June 2003
		Excluding exceptional items	Exceptional items (Note 2)	Total
	Notes	US$M	US$M	US$M
Turnover (including share of joint ventures and associates) Group production Third party products	3	14 124 3 382	- -	14 124 3 382
less Share of joint ventures' and associates' turnover included above	3	17 506 (1 898)	-	17 506 (1 898)
Group turnover		15 608	-	15 608
Net operating costs	2	(12 554)	-	(12 554)
Group operating profit		3 054	-	3 054
Share of operating profit of joint ventures and associates		358	-	358
Operating profit (including share of profit of joint ventures and associates)		3 412	-	3 412
Comprising: Group production Third party products	3	3 361 51	- -	3 361 51
		3 412	-	3 412
Income from other fixed asset investments		16	-	16
Profit on sale of fixed assets		46	-	46
Profit on sale of operations		7	-	7
Loss on sale of discontinued operations (a)	2	-	(19)	(19)
Loss on termination of operations (b)	2	-	-	-
Profit/(loss) before net interest and similar items payable and taxation		3 481	(19)	3 462
Net interest and similar items payable
Group	4	(444)	-	(444)
Joint ventures and associates	4	(93)	-	(93)
Profit/(loss) before taxation	3	2 944	(19)	2 925
Taxation	2	(984)	-	(984)
Profit/(loss) after taxation		1 960	(19)	1 941
Equity minority interests		(40)	-	(40)
Profit/(loss) for the financial year (attributable profit)		1 920	(19)	1 901
Dividends to shareholders	5	(900)	-	(900)
Retained profit/(loss) for the financial year		1 020	(19)	1 001
Earnings per ordinary share (basic) (US cents)	6	30.9	(0.3)	30.6
Earnings per ordinary share (diluted) (US cents)	6	30.9	(0.3)	30.6
Dividend per ordinary share (US cents)				14.5

(a) All the items in the Profit and Loss Account relate to Continuing Operations other than the loss on the sale of Discontinued Operations (refer Note 2).

 (b) In the year ended 30 June 2004, the exceptional loss on termination of operations includes US$425 million relating to the refinement of the closure provisions for the Southwest Copper operations (refer Note 2).

Consolidated Balance Sheet

As at 30 June 2004
		As at 30 June 2004	As at 30 June 2003 (Restated - refer Note 1)
	Notes	US$M	US$M
Fixed assets
Intangible assets
Goodwill		34	36
Negative goodwill		(26)	(29)
		8	7
Tangible assets		20 971	19 809
Investments
Joint ventures - share of gross assets		2 951	2 880
Joint ventures - share of gross liabilities		(1 582)	(1 477)
		1 369	1 403
Loans to joint ventures and other investments		361	441
Total fixed assets		22 709	21 660
Current assets
Stocks		1 760	1 379
Debtors
Amounts due within one year		2 924	2 224
Amount due after more than one year		1 482	1 405
		4 406	3 629
Investments		167	143
Cash including money market deposits	7	1 818	1 552
Total current assets		8 151	6 703
Creditors - amounts falling due within one year		(4 935)	(4 207)
Net current assets		3 216	2 496
Total assets less current liabilities		25 925	24 156
Creditors - amounts falling due after more than one year		(5 987)	(6 849)
Provisions for liabilities and charges		(5 558)	(4 898)
Net assets		14 380	12 409
Equity minority interests		(342)	(318)
Attributable net assets		14 038	12 091
Capital and reserves
Called up share capital - BHP Billiton Plc		1 234	1 234
Share premium account		518	518
Contributed equity - BHP Billiton Limited		1 851	1 785
Profit and loss account		10 461	8 580
Interest in shares of BHP Billiton	1	(26)	(26)
Equity shareholders' funds	5	14 038	12 091

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 30 June 2004
	Year ended 30 June 2004	Year ended 30 June 2003
	US$M	US$M
Attributable profit for the financial year	3 379	1 901
Exchange gains on foreign currency net investments	48	67
Total recognised gains for the financial year	3 427	1 968
Prior year adjustment arising from the change in accounting policy (refer Note 1)	84
Total recognised gains since last annual report	3 511

Consolidated Statement of Cash Flows

For the year ended 30 June 2004
	Year ended 30 June 2004	Year ended 30 June 2003 (Restated)
	US$M	US$M
Net cash inflow from Group operating activities (a)	6 701	4 799
Dividends received from joint ventures and associates	203	197
Interest paid	(347)	(383)
Dividends paid on redeemable preference shares	(23)	(28)
Interest received	78	36
Other dividends received	35	15
Dividends paid to minorities	(75)	(38)
Net cash outflow from returns on investments and servicing of finance	(332)	(398)
Taxation paid	(1 337)	(1 002)
Available cash flow	5 235	3 596
Purchases of tangible fixed assets	(2 589)	(2 571)
Exploration expenditure	(454)	(348)
Disposals of tangible fixed assets	157	99
Purchase of investments and funding of joint ventures	(35)	(95)
Sale of investments and repayments by joint ventures (b)	89	560
Net cash outflow from capital expenditure and financial investment	(2 832)	(2 355)
Demerger or sale of subsidiaries (b)	53	358
Cash transferred on demerger or disposal (b)	(5)	(86)
Disposal of joint ventures and associates	131	133
Net cash inflow from acquisitions and disposals	179	405
Net cash flow before equity dividends paid, management of liquid resources and financing	2 582	1 646
Equity dividends paid	(1 501)	(830)
Net cash flow before management of liquid resources and financing	1 081	816
Net cash outflow from management of liquid resources	(178)	(665)
Debt due within one year - repayment of loans	(854)	(2 683)
Debt due within one year - drawdowns	121	1 435
Debt due after more than one year - repayment of loans	(482)	(1 438)
Debt due after more than one year - drawdowns	254	2 263
Finance lease obligations	(9)	-
Net cash outflow from debt and finance leases	(970)	(423)
Share repurchase scheme - BHP Billiton Plc	-	(20)
Purchase of shares by ESOP trusts	(25)	(6)
Issue of shares	76	172
Net cash outflow from financing	(919)	(277)
(Decrease) in cash in the financial year	(16)	(126)

Consolidated Statement of Cash Flows continued

For the year ended 30 June 2004

		Year ended 30 June 2004	Year ended 30 June 2003
	Notes	US$M	US$M
Reconciliation of net cash flow to movement in net debt
(Decrease) in cash in the financial year		(16)	(126)
Cash flow from debt and finance leases		970	423
Cash flow from management of liquid resources		178	665
Decrease in net debt arising from cash flows		1 132	962
Other non-cash movements	7	(31)	232
(Increase) in net debt from exchange adjustments	7	(98)	(144)
Decrease in net debt		1 003	1 050
Net debt at beginning of the financial year	7	(5 772)	(6 822)
Net debt at end of the financial year	7	(4 769)	(5 772)

(a) Net cash inflow from Group operating activities

	Year ended 30 June 2004	Year ended 30 June 2003 (Restated)
	US$M	US$M
Group operating profit	4 993	3 054
Depreciation and amortisation	1 751	1 648
Impairment of assets	116	73
Employee share awards	96	70
Net exploration charge (excluding impairment of assets)	284	248
(Increase) in stocks	(356)	(250)
(Increase) in debtors	(734)	(286)
Increase in creditors	500	69
Increase in provisions	48	128
Other items	3	45
Net cash inflow from Group operating activities	6 701	4 799

(b) The impact on the BHP Billiton Group's cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

Notes to Financial Information

NOTE 1. CHANGE IN ACCOUNTING POLICY

Employee Share Awards

The BHP Billiton Group has adopted the provisions of Urgent Issues Task Force (UITF) Abstract 38 'Accounting for Employee Share Ownership Plan (ESOP) Trusts' from 1 July 2003, which has resulted in the adoption of a revised accounting policy for employee share awards.

Under the revised accounting policy, the estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders' funds. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable. Where awards are satisfied by on market purchases, the cost of acquiring the shares is carried in shareholders' funds as 'Interest in shares of BHP Billiton', and any difference between the cost of awards and the consideration paid to purchase shares on market is transferred to retained earnings when the shares vest to the employees unconditionally. In addition, the assets and liabilities of ESOP trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.

In prior years, the estimated cost of share awards was initially charged to profit and recorded as a provision using the market value of shares at the grant date. Where share awards were satisfied by on market purchases, the cost was subsequently adjusted to the actual consideration for shares purchased. Further, shares in BHP Billiton held by the ESOP trusts were shown as a fixed asset investment.

The effects of the accounting policy change on the financial statements for the year ended 30 June 2004 are as follows:

  Opening shareholders' funds increased by US$84 million representing the reclassification from provisions to retained earnings for the accrued employee entitlement on unvested share awards and decreased by US$6 million representing the reclassification of shares held by ESOP trusts from fixed asset investments into 'Interest in Shares of BHP Billiton'; and

  Attributable profit increased by US$12 million representing costs no longer recognised for the excess consideration paid to purchase shares on-market (US$8 million) and the foreign currency translation of the accrued cost of unvested awards now recorded in shareholders' funds (US$4 million).

The impact on prior period profit and loss accounts is immaterial and accordingly these have not been restated.

The accounting policy change in respect of the consideration paid to purchase shares on-market and to include shares held by ESOP trusts in shareholders' funds better represents the nature of the transactions involved, that is, a share buy-back by the Group and a separate issue of shares to employees to satisfy the share awards. This also aligns the amount of expense recorded in the profit and loss account for share awards, irrespective of whether the Group satisfies awards through a new share issue or on-market purchase.

NOTE 2. EXCEPTIONAL ITEMS

Year ended 30 June 2004
	Gross	Tax	Net
	US$M	US$M	US$M
Introduction of tax consolidation regime in Australia (a)	-	95	95
Litigation settlement (b)	66	(18)	48
US and Canadian taxation deductions (c)	-	238	238
Closure plans (d)	(534)	22	(512)
Total by category	(468)	337	(131)
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299
Total by Customer Sector Group	(468)	337	(131)

(a) During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.

(b) In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

(c) During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years are no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group has recorded an exceptional tax benefit of US$238 million.

(d) During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax exceptional loss of US$512 million.

Year ended 30 June 2003

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.

NOTE 3. ANALYSIS BY BUSINESS SEGMENT
	Year ended 30 June 2004	Year ended 30 June 2003
Turnover	US$M	US$M
Petroleum	5 558	3 264
Aluminium	4 432	3 386
Base Metals	3 422	1 954
Carbon Steel Materials	4 857	3 714
Diamonds and Specialty Products	1 710	1 485
Energy Coal	2 569	2 089
Stainless Steel Materials	1 749	1 106
Group and unallocated items	1 796	1 014
Intersegment	(1 150)	(506)
Total BHP Billiton Group	24 943	17 506

Profit before taxation
Petroleum	1 391	1 178
Aluminium	776	581
Base Metals	1 156	286
Carbon Steel Materials	1 137	1 045
Diamonds and Specialty Products	410	299
Energy Coal	234	198
Stainless Steel Materials	571	150
Group and unallocated items	(187)	(256)
Exceptional items	(468)	(19)
Profit before net interest and taxation	5 020	3 462
Net interest	(502)	(537)
Total BHP Billiton Group	4 518	2 925

	As at 30 June 2004	As at 30 June 2003
Net operating assets	US$M	US$M
Petroleum	4 074	3 293
Aluminium	5 309	5 095
Base Metals	3 272	3 877
Carbon Steel Materials	3 026	2 567
Diamonds and Specialty Products	1 521	1 518
Energy Coal	2 194	2 193
Stainless Steel Materials	1 823	1 695
Group and unallocated items	291	418
Total BHP Billiton Group	21 510	20 656

NOTE 3. ANALYSIS BY BUSINESS SEGMENT (continued)

Third party products included above
	Year ended 30 June 2004	Year ended 30 June 2003
External turnover	US$M	US$M
Petroleum	2 286	296
Aluminium	1 823	1 333
Base Metals	335	38
Carbon Steel Materials	102	26
Diamonds and Specialty Products	829	747
Energy Coal	554	413
Stainless Steel Materials	47	10
Group and unallocated items	684	519
Total BHP Billiton Group	6 660	3 382

Profit before taxation
Petroleum	(22)	1
Aluminium	11	28
Base Metals	(4)	5
Carbon Steel Materials	(9)	(2)
Diamonds and Specialty Products	29	10
Energy Coal	21	7
Stainless Steel Materials	7	1
Group and unallocated items	-	1
Total BHP Billiton Group	33	51

NOTE 4. NET INTEREST AND SIMILAR ITEMS PAYABLE
	Year ended 30 June 2004	Year ended 30 June 2003
	US$M	US$M
On bank loans and overdrafts	113	131
On all other loans	229	241
Finance lease and hire purchase interest	2	4
	344	376
Dividends on redeemable preference shares	23	24
Discounting on provisions and other liabilities	111	97
less Amounts capitalised (a)	(97)	(103)
	381	394
Share of interest of joint ventures and associates	66	68
	447	462
Interest received/receivable	(78)	(65)
	369	397
Exchange differences on net debt (b)
Group	104	115
Joint ventures and associates	29	25
	133	140
Net interest and similar items payable (c)	502	537

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the year ended 30 June 2004, the capitalisation rate was 4.6 per cent (2003: 5.2 per cent).

(b) Net exchange losses primarily represent the effect on borrowings of the appreciation/(depreciation) of the rand against the US dollar.

(c) Disclosed in the consolidated profit and loss account as:
	Year ended 30 June 2004	Year ended 30 June 2003
	US$M	US$M
Net interest and similar items payable
Group	407	444
Joint ventures and associates	95	93
Net interest and similar items payable	502	537

NOTE 5. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
	Year ended 30 June 2004	Year ended 30 June 2003 (Restated)
	US$M	US$M
Profit for the financial year	3 379	1 901
Other recognised gains	48	67
Total recognised gains for the financial year	3 427	1 968
Dividends	(1 617)	(900)
Issue of ordinary shares for cash	66	98
Employee share awards (a)	71	64
Share repurchase scheme (b)
BHP Billiton Plc	-	(20)
Capital reduction on BHP Steel demerger	-	(1 489)
Net movement in shareholders' funds	1 947	(279)
Shareholders' funds at beginning of the financial year as restated (refer Note 1)	12 091	12 370
Shareholders' funds at end of the financial year	14 038	12 091

(a) The movement in shareholders' funds of US$71 million (2003: US$64 million) for employee share awards comprises the accrued employee entitlement of US$96 million (2003: US$70 million) which has been charged to profit less purchases of shares made by ESOP trusts of US$25 million (2003: US$6 million) (refer Note 1).

(b) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the year ended 30 June 2004
(2003: 3 890 000 ordinary shares). The aggregate purchase price of US$nil (2003: US$20 million) was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders' funds. There is no intention to trade these shares and no dividends are paid in respect of them outside the BHP Billiton Group. No shares were re-issued during the year ended 30 June 2004 (2003: nil).

NOTE 6. EARNINGS PER SHARE
	Year ended 30 June 2004	Year ended 30 June 2003
Basic earnings per share (US cents)
Excluding exceptional items	56.4	30.9
Impact of exceptional items	(2.1)	(0.3)
Including exceptional items	54.3	30.6
Diluted earnings per share (US cents)
Excluding exceptional items	56.2	30.9
Impact of exceptional items	(2.1)	(0.3)
Including exceptional items	54.1	30.6
Basic earnings per ADS (US cents) (a)
Including exceptional items	108.6	61.2
Diluted earnings per ADS (US cents) (a)
Including exceptional items	108.2	61.2
Earnings (US$ million)
Excluding exceptional items	3 510	1 920
Including exceptional items	3 379	1 901
Weighted average number of shares (millions)
Basic earnings per share denominator	6 218	6 207
Diluted earnings per share denominator	6 246	6 222

(a) For the periods reported, one American Depositary Share (ADS) represents two shares.

The exceptional loss due to the refinement of current closure provisions relating to the Group's Southwest Copper business in the US and certain other closed operations, net of tax, of US$512 million reduced basic and diluted earnings per share by 8.2 US cents for the year ended 30 June 2004.

The exceptional gain due to benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada of US$238 million increased basic and diluted earnings per share by 3.8 US cents for the year ended 30 June 2004.

The exceptional gain due to Australian subsidiaries being consolidated under Australian tax consolidation law of US$95 million increased basic and diluted earnings per share by 1.5 US cents for the year ended 30 June 2004.

The exceptional gain on the settlement of litigation, net of tax expense, of US$48 million increased basic and diluted earnings per share by 0.8 US cents for the year ended 30 June 2004.

The exceptional loss of US$19 million upon sale of the 6% interest in BHP Steel for US$75 million in July 2002 reduced basic and diluted earnings per share by 0.3 US cents for the year ended 30 June 2003.

The Directors present earnings per share data based on earnings excluding exceptional items as this provides a more meaningful representation of the underlying operating performance of the BHP Billiton Group.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's ESOP trusts.

NOTE 7. ANALYSIS OF MOVEMENTS IN NET DEBT
	As at 1 July 2003 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	As at 30 June 2004 US$M
Cash at bank and in hand	587	(5)	88	-	4	674
Overdrafts	(21)	-	(99)	-	(13)	(133)
	566	(5)	(11)	-	(9)	541
Redeemable preference shares	(450)	-	-	-	-	(450)
Finance lease obligations	(53)	-	9	(31)	(1)	(76)
Other debt due within one year	(1 011)	-	733	(637)	(77)	(992)
Other debt due after one year	(5 789)	-	228	637	(12)	(4 936)
	(7 303)	-	970	(31)	(90)	(6 454)
Liquid resources (a)	965	-	178	-	1	1 144
Net debt (b)	(5 772)	(5)	1 137	(31)	(98)	(4 769)
The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	587	(5)	88	-	4	674
Money market deposits (a)	965	-	178	-	1	1 144
	1 552	(5)	266	-	5	1 818

(a) Liquid resources represent money market deposits with financial institutions that have a maturity of up to three months.

(b) The breakdown of net debt by currency is as follows:
	As at 30 June 2004 US$M	As at 30 June 2003 US$M
Net debt is denominated in:
US dollars	4 869	5 387
South African rand	211	540
Australian dollars	(47)	34
Canadian dollars	(10)	(122)
Other currencies	(254)	(67)
Net debt	4 769	5 772

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP; unaudited)

Year ended 30 June	2004	2003
	US$M	US$M
Revenue from ordinary activities
Sales	22 887	15 608
Other revenue	626	941
	23 513	16 549
Profit from ordinary activities before depreciation, amortisation and borrowing costs	6 652	4 983
Deduct: Depreciation and amortisation	1 793	1 689
Borrowing costs	490	511
Profit from ordinary activities before tax	4 369	2 783
Deduct: Tax expense attributable to ordinary activities	870	883
Net profit	3 499	1 900
Outside equity interests in net profit	(96)	(40)
Net profit attributable to members of the BHP Billiton Group	3 403	1 860
Basic earnings per fully paid ordinary share (US cents)	54.7	30.0

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the year ended 30 June 2004, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2003, except for the change in accounting policy for employee share awards referred to below.

Employee Share Awards

Effective 1 July 2003, the BHP Billiton Group changed its accounting policy for employee share awards.

Under the revised accounting policy, the estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders' equity. The estimated cost of awards is based on the market value of shares at the grant date or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.

In prior years, the estimated cost of share awards was initially charged to profit and recorded as a provision using the market value of shares at the grant date. Where share awards were satisfied by on-market purchases, the cost was subsequently adjusted to the actual consideration for shares purchased.

The effect of the accounting policy change on the Statement of Financial Performance for the year ended 30 June 2004 is an increase in net profit for the year of US$12 million representing costs no longer recognised for the excess consideration paid to purchase shares on-market (US$8 million) and the foreign currency translation of the accrued cost of unvested awards now recorded in shareholders' equity (US$4 million).

The impact on the prior period Statement of Financial Performance is immaterial.

Full details of the policy change, including the effect on the Statement of Financial Position, will be set out in the Group's Annual Report for the year ended 30 June 2004.

Significant Items

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Year ended 30 June 2004			Year ended 30 June 2003
	Gross US$M	Tax US$M	Net US$M	Gross US$M	Tax US$M	Net US$M
Introduction of tax consolidation regime in Australia (a)	-	267	267	-	-	-
Litigation settlement (b)	66	(18)	48	-	-	-
US and Canadian taxation deductions (c)	-	238	238	-	-	-
Closure plans (d)	(534)	22	(512)	-	-	-
Loss on sale of 6% interest in BHP Steel (e)	-	-	-	(19)	-	(19)
Total	(468)	509	41	(19)	-	(19)

(a) During the current year BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Urgent Issues Group Abstract 52.

(b) In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded a gain of US$66 million, before tax expense of US$18 million.

(c) During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years are no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group has recorded a tax benefit of US$238 million.

(d) During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax loss of US$512 million.

(e) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003.

Forward-looking statements
Certain statements contained in this release, including statements in the section entitled 'Introduction' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Risk Factors' and 'Operating and Financial Review and Prospects-General factors affecting our operating results' included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the US Securities and Exchange Commission (SEC) on 23 October 2003 and is available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 Mobile: +44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 18 August 2004